# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

**FORM 8-K**

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

**Date of Report** (Date of earliest event reported)**: February 14, 2011**
**MORRIS PUBLISHING GROUP, LLC**
(Exact Name of Registrant as Specified in Its Charter)

**Georgia**
(State or other jurisdiction of incorporation)

| | |
|---|---|
| **333-112246** | **26-2569462** |
| (Commission File Number) | (IRS Employer Identification No.) |
| **725 Broad Street; Augusta, Georgia** | **30901** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(706) 724-0851**
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

**Item 8.01 Other Items**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) the New Notes.

Applying this requirement with respect to Morris Publishing's monthly period ending January 31, 2011, Morris Publishing redeemed $4,269,446 in principal amount of the New Notes on February 16, 2011, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On February 14, 2011, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that $4,269,446 of the New Notes will be redeemed on the February 16, 2011 Excess Cash Flow Payment Date.

The table below summarizes all of the principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

| (dollars in thousands) | Beginning Principal Outstanding | Principal Redeemed | Interest Paid | Ending Principal Outstanding | Payment Due Date |
|---|---|---|---|---|---|
| Quarterly interest payment | $ 100,000 | $ - | $ 833 | $ 100,000 | 4/1/10 |
| Excess Free Cash Flow-March 2010 | 100,000 | - | - | 100,000 | 4/23/10 |
| Excess cash-Tranche A repayment | 100,000 | 3,211 | 21 | 96,789 | 4/23/10 |
| Excess Free Cash Flow-April 2010 | 96,789 | - | - | 96,789 | 5/21/10 |
| Excess cash-Tranche B refinance | 96,789 | 1,760 | 24 | 95,029 | 5/21/10 |
| Excess Free Cash Flow-May 2010 | 95,029 | 1,016 | 22 | 94,013 | 6/17/10 |
| Quarterly interest payment | 94,013 | - | 2,350 | 94,013 | 7/1/10 |
| Excess Free Cash Flow-June 2010 | 94,013 | 2,803 | 14 | 91,210 | 7/19/10 |
| Excess Free Cash Flow-July 2010 | 91,210 | - | - | 91,210 | 8/24/10 |
| Excess Free Cash Flow-August 2010 | 91,210 | 1,094 | 24 | 90,116 | 9/17/10 |
| Quarterly interest payment | 90,116 | - | 2,254 | 90,116 | 10/1/10 |
| Excess Free Cash Flow-September 2010 | 90,116 | 424 | 2 | 89,692 | 10/19/10 |
| Excess Free Cash Flow-October 2010 | 89,692 | 1,994 | 26 | 87,698 | 11/18/10 |
| Excess Free Cash Flow-November 2010 | 87,698 | 1,190 | 24 | 86,508 | 12/15/10 |
| Quarterly interest payment | 86,508 | - | 2,163 | 86,508 | 1/3/11 |
| Excess Free Cash Flow-December 2010 | 86,508 | - | - | 86,508 | 1/21/11 |
| Excess Free Cash Flow-January 2011 | $ 86,508 | 4,269 | 55 | $ 82,239 | 2/16/11 |
| Total-year to date | | $ 17,761 | $ 7,812 | | |

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **February 16, 2011** **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Craig S. Mitchell**
Craig S. Mitchell
Senior Vice President-Finance